

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 27, 2011

<u>Via Facsimile & U.S. Mail</u>
Mr. Jeffrey H. Noblin
President, Chief Executive Officer and Chairman
CNB Bancorp, Inc.
11407 Windsor Blvd.
Windsor, VA 23487

> **Re: CNB Bancorp Inc.**
> **Schedule 13E-3**
> **Filed on May 10, 2011**
> **File No. 5-86218**
> **Preliminary Proxy on Schedule 14A**
> **Filed May 10, 2011**
> **File No. 0-50729**

Dear Mr. Noblin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13e-3</u>

<u>General</u>

1.   We refer to Item 15 of Schedule 13e-3. Revise to specifically identify the portions of the proxy statement to which you refer.

2.   Further to our comment above. Based on the provisions in Section 7.4(d) of the Merger
        Agreement, it would appear that the proposed transaction will <u>not</u> trigger a change of
        control under the employment agreements of the named executive officers. If correct,
        please revise to clearly disclose this fact in the proxy statement under the heading,
        "Employment Agreements."

Item 16. Exhibits

3.   Please note that the safe harbor provisions of the Private Securities Litigation Reform Act
        of 1995 are not available to statements made in connection with a going private
        transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer
        117.05 of the Division of Corporation Finance's Compliance and Disclosure
        Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule
        13E-3. Please revise disclosure in the proxy statement to include disclosure stating that
        the safe harbor provisions in the periodic reports included in the appendix to the proxy
        statement do not apply to any forward-looking statements the company makes in
        connection with the going private transaction. Please also refrain from referring to such
        safe harbor provisions in any future filings, press releases or other communications
        relating to this going private transaction.

Proxy Statement

Letter to Shareholders

4.   Please clarify the reference to the "Bank's other reporting obligations" by identifying its
        filing obligations and the regulatory agencies where the Bank's reports would be made
        available to shareholders.

Summary Term Sheet, page 1

Bank Stock Issued in Reliance on Exemption From Registration, page 2

5.   We acknowledge the reference to the exemption in Section 3(a)(2). We refer, however,
        to additional disclosure you provide regarding the exemption in Section 3(a)(9). Given
        that the Bank is the issuer of the security being provided in the merger, it is not apparent
        that the exemption in Section 3(a)(9) is available. Please remove this reference or
        provide us supplementally with a detailed analysis, referencing applicable staff
        interpretative positions and/or no-action letters that support your conclusion.

Effects of the Rule 13e-3 Transaction, page 2

6.   You disclose that the company will "no longer be subject to many of the reporting
        requirements and restrictions of the Securities Exchange Act." In your letter to

shareholders, you state that "significant" savings will be realized due to the avoidance of costs relating to compliance with XBRL and "<u>other newly implemented rules</u>" and regulations. Please revise to consistently identify throughout the proxy statement, the requirements and restrictions and/or new rules and regulations to which you refer. More specifically, clarify each time such reference is made, whether such requirements or rules would <u>not</u> be imposed by OCC in its regulation of the Bank.

7. Further to the comment above. Please set forth under a separate heading in the Summary Term Sheet and in the main portion of the proxy statement succinct disclosure that explains the Bank's future reporting obligations with the OCC assuming the transaction is consummated. For example, consider providing in tabular format a comparative summary of the reporting and other obligations of the Bank versus the company, information on material distinctions between the information reported to the OCC versus the SEC, where shareholders can obtain information from the OCC or the FDIC, distinctions in the liability of the Bank and its officers and directors for reports filed and any other material information relevant to an understanding of the distinct obligations the Bank would have following the consummation of the transaction.

8. Please provide additional context and balance to the disclosure you provide regarding cost savings by disclosing the estimated costs associated with the Bank's reporting obligations to the OCC.

9. Please provide further support for the statement here and throughout the proxy statement that "<u>significant</u>" cost savings will be realized as a result of the transaction.

10. Further to our comment above. Please provide support for the company's derived cost savings total of $46,000 in subsequent years, which is associated with not being required to comply with XBRL. For example, clarify whether any of the fees in the table reflect any one-time cost associated with initial compliance.

<u>Questions and Answers, page 6</u>

<u>Why did the board of directors decide not to obtain a fairness opinion, page 8</u>

11. Please supplement the Question & Answer to disclose, as done on page 21, that the Board's opinion as to the fairness from a financial point of view is also not supported by any quantitative analysis, but rather, appears to have been subjectively determined based on assumptions the Board has made regarding the relative qualitative benefits of Bank stock and CNB common stock.

Background of the Transaction, page 13

12.   Please revise this section to describe in greater detail <u>each</u> contact, meeting, or negotiation that took place. In this regard, you disclose that discussions "escalated rapidly" after the initial discussion between Mr. Noblin and Ms. Beale. Please explain this statement. Disclose <u>when</u> in March the discussions began, how many meetings there were and the attendees of such meetings (i.e., management or management and directors), and whether the Board considered consulting or consulted with any financial or legal advisors from the time of the first discussion to March 29, 2011.

13.   Provide further disclosure on Board discussions, if any, regarding the appropriate merger consideration, the form of such consideration (all stock, cash and stock) and the exchange ratio. If an additional cash payment (in addition to Bank stock) was discussed, please disclose this fact and the reason for the rejection of this alternative.

Recommendation of the Board of Directors; Fairness of the Rule 13e-3 Transaction, page 19

14.   We note that the Board considered the illiquidity of the Bank shares and noted that it could "slightly decrease[]" the market value of the stock. Disclose whether the Board attempted to quantify the amount caused by such illiquidity (in dollar or percentage terms). Disclose whether or not any form of quantitative analysis such as this was undertaken to determine the merger exchange ratio and if not, why not.

15.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed in reasonable detail. <u>See</u> Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). The reasons the Board provides for the absence of any quantitative analysis or third party opinion or appraisal appear to be based on the subjective opinion of the Board regarding qualitative relative benefits and detriments of the Bank stock versus CNB common stock. Despite the absence of persons being cashed out, the relative value of the private company stock being received in exchange for stock held by shareholders in a public company, should be further addressed in the discussion of the Board's consideration of the substantive fairness of the transaction. Please revise to explain further how the Board concluded that none of the quantitative factors noted in Instruction 2 to Item 1014 were relevant to its determination. Also, provide support for the opinions or beliefs that you express regarding the qualitative factors considered.

Employment Agreements, page 39

16.   Please clarify whether Ms. Beale's employment will continue after the consummation of the transaction.

Proxy Card

17.   Please revise the form of proxy card to clearly mark it a "Preliminary Copy." Refer to
        Rule 14a-6(e)(1).

                        *   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the filing persons are in possession of all facts relating to
their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

        In connection with responding to our comments, please provide, in writing, a statement
from the filing persons acknowledging that:

    ·   the filing persons are responsible for the adequacy and accuracy of the disclosure in
        the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the filing persons may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

        You may contact me at (202) 551-3757 if you have any questions regarding our
comments.

                                        Sincerely,

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via facsimile: 404.365.9532
        James Wheeler, Esq.
        Morris, Manning & Martin, LLP